AM 4/1/2002

02007258

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 50271

RECEIVED MAR 0 1 2002 WASH. D.C. 365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Brokerage America, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 N. Meramec
(No. and Street)

Clayton	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judy Payuk — 314-889-1067 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose *opinion is* contained *in* this Report*

KPMG
(Name - if *individual, state last,* first, *middle name)*

10 South Broadway Suite 900	St. Louis	MO	63102
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 4/1/2002

OATH OR AFFIRMATION

I, Judith A. Payuk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Brokerage America, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Compliance/Operations Director

Title

Notary Public

JUDITH A. THOMAN
St. Charles County
My Commission Expires
December 14, 2002

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions *of confidential treatment of certain portions of this filing*, see *section 240.17a-5(e)(3)*.

FIRST BROKERAGE AMERICA LLC

Table of Contents

KPMG

10 South Broadway
Suite 900
St. Louis, MO 63102-1761

Independent Auditors' Report

The Board of Members
First Brokerage America LLC:

We have audited the accompanying statements of financial condition of First Brokerage America LLC (the Company) as of December 31, 2001 and 2000, and the related statements of income, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Brokerage America LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 15, 2002

FIRST BROKERAGE AMERICA LLC

Statements of Financial Condition

December 31, 2001 and 2000

Assets		2001	2000
Cash and short-term investments	$	1,007,574	337,416
Warrants		20,100	20,100
Investment securities		39,000	39,000
Furniture, fixtures and equipment, net		6,217	8,503
Accounts receivable		124,344	147,329
Other assets		11,107	11,466
Total assets	$	1,208,342	563,814
Liabilities and Members' Equity			
Liabilities – accounts payable and accrued expenses	$	128,370	114,443
Members' equity:			
Members' capital		176,000	176,000
Retained earnings		903,972	273,371
Total members' equity		1,079,972	449,371
Total liabilities and members' equity	$	1,208,342	563,814

See accompanying notes to financial statements.

FIRST BROKERAGE AMERICA LLC

Statements of Income

Years ended December 31, 2001 and 2000

		2001	2000
Income:			
Concession and fee income –			
gross concession and fee income	$	3,048,328	2,103,547
Less commissions		954,547	634,991
Net concession and fee income		2,093,781	1,468,556
Interest income		12,079	22,762
Total income		2,105,860	1,491,318
Expense:			
Salaries and employee benefits		594,103	576,311
Trade clearing and execution fees		173,177	172,656
Rent		104,355	106,720
Travel		88,586	83,110
Office equipment		14,310	45,850
Professional fees		9,064	37,081
Licensing		25,829	31,813
Insurance		11,406	29,327
Depreciation		5,285	29,444
Other		89,144	110,767
Total expense		1,115,259	1,223,079
Net income	$	990,601	268,239

See accompanying notes to financial statements.

FIRST BROKERAGE AMERICA LLC

Statements of Members' Equity

Years ended December 31, 2001 and 2000

		Members' capital	Retained earnings	Total members' equity
Balance at December 31, 1999	$	176,000	470,132	646,132
Net income		—	268,239	268,239
Distributions to members		—	(465,000)	(465,000)
Balance at December 31, 2000		176,000	273,371	449,371
Net income		—	990,601	990,601
Distributions to members		—	(360,000)	(360,000)
Balance at December 31, 2001	$	176,000	903,972	1,079,972

See accompanying notes to financial statements.

FIRST BROKERAGE AMERICA LLC

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Cash flows from operating activities:			
Commissions received, net of commissions paid	$	2,125,508	1,387,389
Cash paid to suppliers, affiliates and employees		(1,104,430)	(1,073,612)
Purchase of warrants		—	(20,100)
Purchase of investment securities		—	(39,000)
Interest income		12,079	22,762
Net cash provided by operating activities		1,033,157	277,439
Cash flows from investing activities – purchase of furniture, fixtures and equipment		(2,999)	(2,686)
Cash flows from financing activities – distributions to members		(360,000)	(465,000)
Net increase (decrease) in cash and cash equivalents		670,158	(190,247)
Cash and cash equivalents at beginning of year		337,416	527,663
Cash and cash equivalents at end of year	$	1,007,574	337,416
Reconciliation of net income to net cash provided by operating activities:			
Net income	$	990,601	268,239
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		5,285	29,444
Increase in warrants		—	(20,100)
Increase in investment securities		—	(39,000)
Decrease (increase) in accounts receivable and other assets		23,344	(93)
Increase in accounts payable and accrued expenses		13,927	36,282
Write-off of furniture, fixtures and equipment		—	2,667
Net cash provided by operating activities	$	1,033,157	277,439

See accompanying notes to financial statements.

(1) Organization

First Brokerage America LLC (the Company) was created on February 27, 1997 and began operations on February 25, 1998. During 1997, the members contributed $175,000 to the Company. The Company is owned equally by three members. The Company is a registered broker/dealer and does not carry customer accounts or perform custodial functions relating to customer securities.

The Company is affiliated with First Banks, Inc. (First Banks) through related ownership. The Company currently operates in two First Banks subsidiary financial institutions, First Bank and First Bank and Trust, throughout Missouri, Illinois, Texas and California.

(2) Summary of Significant Accounting Policies

Securities Transactions

Securities transactions and all concession and fee income are recorded as earned on a settlement date basis.

Warrants and Investment Securities

Warrants and investment securities are stated at fair value which approximates amortized cost. Any unrealized gains or losses resulting from adjusting to fair value are included in the statements of income.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, which range from one to five years. Property additions and betterments are capitalized, while maintenance and repairs which do not extend the useful life of the asset are expensed as incurred.

Statements of Cash Flows

For purposes of the statements of cash flows, cash and cash equivalents include cash and short-term investments.

Income Taxes

No provision for income taxes is made because the liability for income taxes represents an obligation of the individual members and not of the Company.

Use of Estimates

Management is required to make estimates and assumptions during the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also affect the reported amounts of net income during the year. Actual results could differ from these estimates and assumptions.

(Continued)

Reclassifications

Certain reclassifications of 2000 amounts have been made to conform with the 2001 presentation. Such reclassifications have no effect on previously reported net income.

(3) Warrants and Investment Securities

The Company purchased, during the year ended December 31, 2000, warrants allowing them to purchase common stock of The Nasdaq Stock Market, Inc. for the period from June 28, 2002 through June 27, 2006 at specified prices. Additionally, the Company purchased, during the year ended December 31, 2000, 3,000 shares of common stock of The Nasdaq Stock Market, Inc.

(4) Employee Benefits

Substantially all of the employees of the Company can elect to participate in First Banks' 401(k) plan, a self-administered savings and incentive plan. The plan assets are held and managed under a trust agreement with the trust department of First Bank. Under the plan, employer matching contributions are determined annually by First Banks' board of directors. Employee contributions are limited to 15% of the employee's annual compensation not to exceed $10,500 for 2001. The Company's contributions under the plan were $22,659 and $19,549 for the years ended December 31, 2001 and 2000, respectively.

(5) Related-party Transaction

Prior to July 1, 1999, the Company operated in four First Banks subsidiary financial institutions throughout Missouri, Illinois, Texas and California. The Company entered into brokerage service/lease agreements with two of the subsidiaries, First Bank Texas N.A. and First Bank of California, whereby the Company earned a percentage of gross revenues generated on products sold. All expenses associated with these revenues were incurred by First Bank Texas N.A. and First Bank of California. The Company had no such revenue sharing agreements with the other two subsidiaries, First Bank and First Bank & Trust. Effective July 1, 1999, the Company entered into brokerage service agreements with each of the subsidiaries whereby the Company pays a monthly rental fee. As a result of merging subsidiary financial institutions during the year ended December 31, 2000, the Company currently operates in two First Banks subsidiary financial institutions, First Bank and First Bank & Trust.

The monthly rental fee is based on factors including square feet occupied, number of representatives, continuing education, training and volume of sales. The rental fee totaled $104,355 and $106,720 for the years ended December 31, 2001 and 2000, respectively.

(Continued)

Certain expenditures attributable to the Company's operations are initially paid by First Banks. The Company subsequently reimburses First Banks for these payments. Additionally, the Company paid management fees of $15,180 to First Banks during the year ended December 31, 2000.

First Banks paid $27,600 to the Company in 2001 and 2000 for access to information provided by the Company. These amounts were recorded as office equipment in the statements of income.

(6) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $944,609, which was in excess of the required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .14 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule. The Company's clearing firm is National Financial Services Corporation.

Schedule

FIRST BROKERAGE AMERICA LLC

Computation of Uniform Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital:		
Total members' equity	$	1,079,972
Deductions:		
Haircut on short-term investments		13,806
Nonallowable assets		121,557
Net capital	$	944,609
Aggregate indebtedness – item included in the statements of financial condition – accounts payable and accrued expenses	$	128,370
Computation of basic net capital requirement – minimum net capital required*		50,000
Excess net capital	$	894,609
Ratio – aggregate indebtedness to net capital*		.14 to 1

* In accordance with Rule 15c3-1, the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1, and net capital cannot fall below 6-2/3% of aggregate indebtedness or $50,000, whichever is greater.

Note: The computation of net capital included on this schedule does not differ materially from the Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2001.

See accompanying independent auditors' report.

KPMG

10 South Broadway
Suite 900
St. Louis, MO 63102-1761

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Members
First Brokerage America LLC:

In planning and performing our audit of the financial statements of First Brokerage America LLC (the Company) as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, in recording of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Members, management, the Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 15, 2002